Siim Vanaselja
Chief Financial Officer
May 10, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Terry French, Accountant Branch Chief

Re:	BCE Inc. Form 40-F for the year ended December 31, 2006 Filed March 14, 2007 File No. 1-8481
In response to the staff’s comment letter dated April 26, 2007 relating to BCE Inc.’s (the “Company’s”) Form 40-F filed on March 14, 2007 (the “Filing,”) we wish to clarify the Company’s application of Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108.”)
As noted by the staff, the Company’s Filing discloses corrections to previously reported amounts relating to the capitalization of borrowing costs, embedded derivatives and available-for-sale investments.
The application of the provisions of SAB 108 was limited to the correction of the Company’s accounting for the capitalization of borrowing costs. The corrections relating to embedded derivatives and available-for-sale investments were not made pursuant to SAB 108. These latter corrections were made pursuant to SAB 99 and Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“FAS 154”) and resulted in a restatement of prior years’ financial statement amounts. The corrections are described below.
Capitalization of Interest
The Company is routinely involved in the construction of its capital assets. Prior to the year ended December 31, 1998, the Company applied the provisions of Statement of Financial Accounting Standard No. 71, Accounting for the Effects of Certain Types of Regulation (“FAS 71”) under which the Company capitalized the interest cost on borrowings based on the amounts that were approved by the regulator for rate-making purposes. Effective January 1, 1998, when the Company was no longer eligible to apply FAS 71, the Company changed its accounting policy and adopted Statement of Financial
BCE Inc.
Bureau 3700
1000, rue de La Gauchetière Ouest
Montréal (Québec) H3B 4Y7
Telephone: (514) 870-8282
Facsimile: (514) 870-8289
www.bce.ca

Mr. Terry French
U.S. Securities and Exchange Commission
May 10, 2007

Accounting Standards No. 34, Capitalization of Interest Cost (“FAS 34.”) FAS 34 requires that interest cost recognized on borrowings and other obligations be capitalized as part of the historical cost of constructing capital assets, when material.
The Company evaluated the materiality of the interest eligible to be capitalized under FAS 34 using the quantitative and qualitative criteria described in SAB 99. The Company determines a quantitative measure of materiality using judgment and based on the financial statement item or items that would probably change or influence the decision of a person who is relying on the financial statements and who has a reasonable knowledge of business and economic activities (See Appendix for the calculation of materiality). In evaluating the effect of financial statement misstatements, the Company also considers qualitative criteria, including the potential effect of the misstatement on trends (especially profitability), whether the misstatement changes a loss into income or vice versa and the effect of the misstatement on segment information.
Annually, the incremental interest eligible for capitalization amounted to an average of approximately $46 million, net of the corresponding increase in depreciation expense and related income taxes. Prior to the adoption of SAB 108, interest was capitalized by the Company only when the net effect was material to the statement of operations. The Company concluded that, both from a quantitative and qualitative point of view, the incremental interest eligible for capitalization was not material.
Pursuant to SAB 108, however, the Company determined that the cumulative effect as at January 1, 2006 for the previous eight years since it ceased accounting under FAS 71 and adopted FAS 34 of $328 million had a material impact on the Company’s balance sheet. As permitted under SAB 108, the Company corrected the accounting for the capitalization of borrowing costs by a cumulative adjustment to its opening retained earnings as of January 1, 2006. Prior periods’ amounts were not restated to reflect this change.
Embedded Derivatives
The Company accounts for derivatives embedded in other instruments according to Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). One of the Company’s subsidiaries entered into a long-term capital asset construction contract denominated in United States dollars in a prior fiscal year. As the contract was not denominated in the functional or local currency of any substantial party to the contract and the other conditions for bifurcation were met, the foreign-currency component of the contract must be separated from the host construction contract and accounted for at fair value. This embedded

Mr. Terry French
U.S. Securities and Exchange Commission
May 10, 2007

foreign-currency derivative had previously not been separated from its host contract, as required under FAS 133.
Available-for-Sale Investments
Two of the Company’s investments acquired in 2005 and accounted for under Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115”) did not meet the FAS 115 definition of having a “readily determinable fair value.” These investments should have been accounted for using the cost method as described in Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”).

The Company has clarified its March 31, 2007 filing to more clearly disclose that the corrections relating to embedded derivatives and available-for-sale investments were not made pursuant to SAB 108.
As requested by the staff, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter, please call the undersigned at 514-870-8282.
Sincerely,

S. A. Vanaselja
Chief Financial Officer
BCE Inc.

cc:	Larry Spirgel, Assistant Director, Division of Corporate Finance David Morris, Partner, Deloitte & Touche LLP

Mr. Terry French
U.S. Securities and Exchange Commission
May 10, 2007

Appendix — Financial Statement Materiality

(in millions of $)	Illustrative computation for 2006					Final materiality
		Acceptable Materiality Range
Financial Statement	Base	From	To	From	To	2006	2005	2004
		%	%	$	$
Statement of Operations
Earnings (1)	$1,707	5.0%	10.0%	$85	$171
						$80	$80	$80
Revenues (1)	$17,442	0.5%	1.0%	$87	$174
Balance sheet
Assets (2)	$36,957	0.5%	1.0%	$185	$370	$300	n/a	n/a

Notes:

(1)	Three-year average

(2)	Balance sheet materiality was not calculated prior to the adoption of SAB 108